

Mail Stop 4561

November 13, 2008

Joseph W. Turner
President, Chief Executive Officer and Director
1451 E. Battlefield
Springfield, Missouri 65804
By U.S. Mail and facsimile to (417) 895-4533

Re: Great Southern Bancorp, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the quarterly period ended March 31, 2008
Form 10-Q for the quarterly period ended June 30, 2008
File No. 000-18082

Dear Mr. Turner:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007
Management's Discussion and Analysis of Financial Condition and Results of Operation
Non-GAAP Reconciliation, pages 56 and 69

1. We note your disclosure of non-GAAP per diluted share measure that excludes the impact of hedge accounting. In response to comment two of the staff's comment letter dated May 11, 2007 you stated that the Company would exclude such disclosure from future filings. Please explain and confirm that you will exclude the disclosure of non-GAAP earnings per share measures from future filings.

Non-performing assets, page 61

2. We note your disclosure on page 64 that based upon ABank's most recent call report (as amended), ABank's capital has been reduced but is still at a level that appears to provide adequate collateral for the $30 million outstanding loan balance at December 31, 2007 and therefore, you did not make a specific allocation of the allowance for loan losses to the ABHC credit. Please provide us with additional information as to how you concluded that no specific allowance was necessary for this loan. As part of your response, provide us with your model, and explain your assumptions, including consideration of available information. Please also ensure your response specifically addresses the following:

- The repayment terms of the loan (maturity, monthly or quarterly principal payments, etc);

- Whether this particular loan was originated at the time your lending relationship began with ABHC in 1997;

- Whether banking regulators had to approve the loan considering it was collateralized by 100% of the stock of Abank;

- Whether you have ever modified or restructured the loan terms and if so, a detailed description of the modification or restructuring;

- How often you received information related to Abank and the nature of the information received. For example, tell us whether you received monthly information from Abank which would help you more closely evaluate the financial condition of the bank, and how you used this information to conclude that no specific allowance was necessary;

- The financial covenants that ABHC was in default of, by how much, and for how long. As part of your response, please provide more analysis as to why, based on this information, you did not believe a specific allowance was necessary;

- Your reasons for factoring the ability of ABHC to restructure its balance sheet, increase capital, timely comply with the requirements of federal bank regulators, land development and housing markets in its market areas and the strength of its borrowers in your analysis of ABHC's ability to resolve its issues, pay off the Bank's loan and your ultimate determination that an allowance was not necessary. In this regard, we are unclear why consideration of these factors is appropriate considering the majority of these items do not appear to be within the sole control of the company;

- How you considered the fact that Abank's capital exceeded the amount of the loan at December 31, 2007 in your conclusion that the loan was adequately collateralized and thus no allowance was necessary. In this regard, we note that Abank's capital was based on GAAP financial statements and not the capital of Abank on a fair value basis;

- How you considered the drastic increase in nonperforming loans and foreclosed assets reported by Abank subsequent to December 31, 2007 in concluding that no specific allowance was necessary at December 31, 2007;

- How you considered the drastic increase in Abank's provision for loan and lease losses and significant deterioration in earnings that occurred in the quarter ending December 31, 2007, specifically addressing any changes in model assumptions from September 30, 2007 to December 31, 2007;

- An in depth explanation of how you considered Abanks two federal regulatory agreements that existed in June 2007 and January 2008; and

- If you did not consider this loan to be impaired under SFAS 114, how this loan (and lack of impairment under SFAS 114) was taken into consideration in developing your SFAS 5 allowance. To the extent you did consider it an impaired loan under SFAS 114, tell us why you did not include it in your summary of impaired loans on page 14 of the December 31, 2007 Form 10-K.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3492 if you have questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant